© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fundtech Investor Presentation
February 2011

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Safe Harbor Language
This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects,"
"anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in
Fundtech's public filings, including its Annual Report on Form 20-F for the year ended
December 31, 2009, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this presentation or to reflect the occurrence of unanticipated events.

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
 Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.
 Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.
 We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-
GAAP net income as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes. We define Adjusted EBITDA as net income plus stock-based compensation, depreciation and amortization expenses, impairment of marketable securities, deferred and current taxes, and interest expense (income).
 A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Slide 27.

Reconciliation of GAAP Results
to Non-GAAP Results

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fact Sheet
▪ The leading Provider of Transaction Banking Software:
 Payments, Financial Messaging, Cash Management and EIPP
▪ Market focus on banking industry
▪ Software is available both as an ”In-House” and ASP model
▪ Provide services and solutions to over 1000 banks in 70
 countries
▪ Traded in NASDAQ since 1998 <symbol FNDT>

APAC
&
Other
15%
USA
41%
EMEA
44%

2 Managed Service Centers

COGS
55%
G&A
11%
S&M
6%
R&D
28%

India & APAC
397
NA
285
EMEA
490

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fundtech’s Operations
1172 Employees & Consultants
By Geography
By Function
Geography - 16 locations, 4 continents
3 ASP Data Centers
16 offices
Headcount Summary
Staffing Profile
North America	285
Solutions	226
FT India	382
Fundtech UK	83
BBP/Prang	117
Corp	79
Total:	1172
London     Zurich   Geneva   Frankfurt
Boston
San
Francisco
Australia
Pune
Singapore
Tokyo
Atlanta
New Jersey
Tel Aviv
Los Angeles
Wales
N’ham

$180.00
$150.00
$120.00
$90.00
$60.00
$30.00
$0.00
$104.6
$121.0
$117.8
$141.9
$154-159
2007
2008
2009
2010
2011 est.

120
100
80
60
40
20
0
43
69
8
54
30
53
79
93
73-83
100-110
2007
2008
2009
2010
2011 est.
Gap
Non Gap

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Maintenance
30%
Professional Services
37%
License
12%
Managed Services
(Hosting)
21%
Revenue Breakdown - 2010
Revenue
Fundtech’s Financial Overview
Other Information
  Strong recurring revenue base, over 50%
  Cash, equivalents and marketable securities on
 December 31, 2010 - $54 million
   No bank debt
  Adjusted EBITDA for 2010 $23.7M
EPS in cents

FUNDtech

Deutsche Bank

California Bank & Trust

新生銀行

bank hapoalim

The Co-operative Bank

Bank Austria Creditanstalt

BBVA

Goldman Sachs

Wilmington Trust

Barclays

SEB

First National Bank

Bank of Stockton

State Street

The Bank of New York

DZ BANK

Bank of America

citi

North Fork

HSBC

Merrill Lynch

nab

Dresdner Bank
Advice you can bank on

לאומי
leumi

Eurobank EFG

The Mechanics Bank

Greater Bay Bancorp

Mellon

UBS

Swedbank

DBS

Westpac

RBC Centura

EBA Clearing

AIB

中国银行
Bank of China

Ecobank
The Pan African Bank

Capital One

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fundtech’s Clients
▪ 1000+ Bank Customers
▪ 300 of top 500 banks in the US
  8 out of top 10 Banks worldwide
  6 out of top 10 US banks

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Slight
Increase
Significant
Increase
4%
No Impact
Source: Aite Group 2010
Bankers Say Treasury Services
Have Become More Important
to Their Bank
Transaction Banking - Core Strength
▪ Transaction Banking was the most stable
 business for banks during the financial crisis
▪ Size of the Market (Revenue to Banks)
 – $480b industry
 – Represents about 30%-35% of total bank
 revenue
▪ Profitability
 – Among top 10 global banks Transaction
 Banking has a profit margin of about 35%
 over the past 4 year
▪ Growth
 – Transaction Banking is growing at about
 10% annually
Source: Celent

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fundtech’s Solutions
Cash Management
  Bank Reports
  Fund Transfer
  Commercial Loans
  Online Checking
  Payroll
  EIPP
Payments
  Accounting
  AML
  F/X Management
  Billing
  Balance checking
  Advising
  Routing
Financial Messaging
  Communication Protocols
  Mapping
  Routing
  Validations
  Prioritization
  SWIFT Connectivity
Up by 25% in 2010
Up by 22% in 2010
Up by 14% in 2010

FUNDtech

EIPP
Financial Supplychain
Cash Management
Financial Messaging

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fundtech’s Domain
  Our technology is a web-based payment factory implemented on open technology, providing global financial institutions with distributed access to, and centralized control of their payments operations worldwide
Financial Networks Clearing
and Settlement Organizations
Suppliers & Customers
Bank Operations & Branches
London
Hong Kong
New York
Geneva
Prague
Payment operations
Payment engine
Core Banking System
Front-Office
Back-/Middle-Office

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Summary

"...first-mover advantage exists for any institution addressing the unmet market need for corporate mobile banking."

Aite

iPhone
iPad
Android Phone
FUNDtech
mobile ACCESSplus
Windows Phone*
Android Tablet
Blackberry*

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Mobile Banking for Corporates
Christine Barry

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fundtech's Advantages
▪ Trusted Partner
 – Highly experienced software solution provider- Market leader in the Market for Global Payment Systems.
 – Offers wide variety of products
▪ Technology
 – SOA technology with global internet based access
 – Secure, scalable and fault tolerant
▪ Advanced Features
 – Global settlement and liquidity management
 – Highest STP (automation) rate in the market
 – AI - Advanced rules-based design

FUNDtech

8th Annual
BANK TECHNOLOGY NEWS
the innovators

IBM

financial i

XCELENT Technology 2010

BusinessFinance
Best Practices
for Finance Executives

XCELENT Service 2010

IDC FINANCIAL INSIGHTS • BAI • AMERICAN BANKER • BTN
2010
FIN TECH 100

2010 Leaders in Innovation
Payments Processing
CASHplus with SmartNav
Mobile ACCESSplus
SOA

Award Winner 2010

SWIFT
Ready Application
Payments 2010

CELENT

Aite

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Industry Recognition

FUNDtech

Figure 4: Taxonomy of Payment Services Hub Vendors

Firm's industry focus
Payments/ transaction banking focus
Broad Financial Services focus
Broad industry focus
FUNDtech
ACI payment systems
1A
1B
Dovetail
POLARIS
3
MISYS
2
logica
TATA CONSULTANCY SERVICES
Broad range of IT services
Product focus
Firm's offering

Source: Celent

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Competitive Landscape - Source Celent

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Fundtech’s positioning in the
payment services hubs market
is an impressive combination of
experience and agility.
Clients praised Fundtech’s deep payments and banking
knowledge, willingness to work in a true partnership style,
ability to quickly learn to operate in a large complex client environment and commitment and attention of senior
company’s executives. According to one interviewee,
working with Fundtech was “a pleasure.”
Quotes from 2010 Celent report
Not only Fundtech provided
excellent references, their
willingness to do so was second
to none.
Fundtech deserves a special mention for its efforts
to modernise its technology. Fundtech has a strong
“legacy” payments engine; however, with the latest
release of Global PayPlus, Services Platform,
Fundtech has successfully transitioned from the
monolithic “do-it-all” application model to an open,
services based architecture.

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
2011 Strategic Direction
▪ Market Leadership
 – Strengthen our position as the leading vendor in all areas of the transaction banking market
 – Continue Investment In Leading Edge Technology
 – Leverage our SOA technology for other products
▪ Penetrating New Markets
 – Create operations in China
 – Start selling activities in South America (Brazil, Chile)
 – Deploy Global Services in the US
▪ Growth Through Acquisition
 – Continue Acquiring solutions that has high synergy with our business that can create immediate profitability

© Copyright 2010, Fundtech Ltd. All Rights Reserved.

Financial Presentation

Q1 Q2 Q3 Q4
40
35
30
25
20
15
10
5
0
$23.2
$25.4
$26.6
$29.4
$28.1
$31.6
$31.5
$29.8
$26.1
$28.3
$30.6
$32.8
$33.4
$34.8
$36.0
$37.8
2007
2008
2009
2010

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Revenue Trends
19

Earnings Per Share (in cents)

GAAP EPS
Non GAAP EPS
3
12
10
17
13
19
16
22
2
10
10
18
9
20
-14
6
-6
3
3
11
10
18
21
21
9
16
15
22
19
26
37
29
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
2009

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Q4 2010 Results - Record Revenues &
Profitability
▪ Revenues of $37.8M, 15% year-over-year organic growth and 5%
 sequential growth
▪ Operating Profit of $3.9M in vs. $2.4M in Q4 2009 and $3.6 in
 Q3 2010
▪ Adjusted Operating Profit of $5M in vs. $3.6M in Q4 2009 and
 4.7 in Q3 2010(excluding amortization of intangibles and stock based compensation)
▪ GAAP EPS of $0.37 vs. $0.21 in Q4 2009 and $0.19 in Q3 2010
▪ Non-GAAP EPS of $0.29 vs. $0.21 in Q4 2009 and $0.26 in Q3
 2010

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
▪ Revenue of $141.9M, organic growth of 20%
▪ Net profit of $12.5M, $2.1M deferred taxes (income) included
▪ GAAP EPS of 79 cents
▪ Non-GAAP EPS of 93 cents
▪ We have performed share buy back of 658,000 shares in a total sum of $9M
▪ Cash and equivalents are up by $11.1M
2010 Summary

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Cash & Equivalents  53.2 56.6
Other Current Assets  40.7  36.2
Total Current Assets  93.9  92.8
Marketable Securities LT  0.8 0.7
Other Assets  62.7 63.5
Total Assets  157.4 157.0
Current Liabilities 33.5  38.2
Long Term Liabilities  8.4 7.2
Shareholders’ Equity  115.5 111.6
Liabilities & Equity  157.4  157.0

Balance Sheet
12/31/10
9/30/10
($ Millions)

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
▪ Since Q4 2008 Fundtech purchased 1.623 ordinary shares in
 consideration for $18.2M (average price of $11.21)
▪ Of the latest $15M approved by courts $2.4M were utilized in Q4
 2010
▪ Board decided on a quarterly dividend of $0.10 for 2011
▪ Fundtech will apply for court approval and will pay first dividend payment in Q2 subject to receiving court approvals
▪ The dividend amount is expected to be approx. $1.6M per
 quarter.
Share Buy Back and Dividends

Global Banks
18%
Backlog
6%-25%
New Sales
8%-25%
Maintenance
30%
Hosting (SAAS)
21%

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Revenue Visibility
Licenses
8%

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Guidance for Q1 2011
▪ Revenues between $36 million and $37 million
▪ GAAP EPS $0.10 to $0.14
▪ Non GAAP EPS $0.17 to $0.21
▪ Interest income of $0.00
▪ Current tax expense of $600,000
▪ Stock based compensation of $750,000
▪ Amortization of intangibles expense of $350,000
▪ Shares used in EPS calculation of 16 million
*Guidance does not include deferred taxes and one time write off of intangibles

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Guidance for 2011
*Guidance does not include deferred taxes and one time write off of intangibles
  Revenues between $154 million and $159 million
  GAAP EPS $0.73 to $0.83
  Non GAAP EPS $1 to $1.10
  Interest income of $0.00
  Current tax expense of $2.5 million
  Stock based compensation of $3 million
  Amortization of intangibles expense of $1.4 million
  Shares used in EPS calculation of 16 million

Three Months Ended December 31,		Twelve Months Ended December 31,	
	2010	2009	2010	2009
Reconciliation of GAAP net income to adjusted EBITDA and to adjusted net income:				
Net income [1]	$ 5,784	$ 3,408	$ 12,532	$ 4,673
Financial expense (income), net	(30)	79	765	(232)
Income taxes	422	226	2,106	803
Deferred taxes benefit	(2,292)	(1,271)	(2,145)	(1,200)
Amortization	419	496	1,666	2,028
Depreciation	1,468	1,551	5,983	6,408
Stock based compensation [2]	704	653	2,762	2,827
Adjusted EBITDA	$ 6,475	$ 5,142	$ 23,669	$ 15,307
Financial income (expense), net	30	(79)	(765)	232
Income taxes expense	(422)	(226)	(2,106)	(803)
Depreciation	(1,468)	(1,551)	(5,983)	(6,408)
Adjusted net income	$ 4,615	$ 3,286	$ 14,815	$ 8,328
Adjusted net income per share	$ 0.29	$ 0.21	$ 0.93	$ 0.53
Shares used in computing adjusted net income per share	15,732,124	16,005,115	15,917,944	15,617,110

[1] Net income per share (diluted) was approximately $0.37 and $0.21 for the three months ended December 31, 2010 and 2009, respectively
Net income per share (diluted) was approximately $0.79 and $ 0.30 for the twelve months ended December 31, 2010 and 2009, respectively

[2] Stock based compensation				
Maintenance, hosting and services costs	$ 92	$ 94	$ 351	$ 487
Software development	62	40	237	187
Selling and marketing	169	160	650	734
General and administrative	381	359	1,524	1,419
	$ 704	$ 653	$ 2,762	$ 2,827

© Copyright 2010, Fundtech Ltd. All Rights Reserved.
Reconciliation from GAAP
(in Thousands, Except Share and Per Share Data)

Thank You